Schneider Electric

05007835

April 27th, 2005

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), an English language version and brief description of the following documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

- Information published in the BALO:
  - Annual accounts, BALO n° 40 published on 4 April 2005 (no English translation available)

- Press releases:
- Schneider Electric completes acquisition of leading energy management provider Power Measurement Inc. (annex 1)
- First-quarter 2005, sales significant growth of 6.7% (annex 2)
- Appointment of a new CFO (annex 3).

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

5/13

Schneider Electric

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Secretary of the Board
Mr Philippe BOUGON

Annex 1

Schneider Electric

Press release

Schneider Electric completes acquisition of leading Energy Management provider Power Measurement, Inc.

Rueil-Malmaison (France) April 14, 2005 – Schneider Electric announced today the completion of its acquisition of Canadian -based Power Measurement, Inc. Power Measurement is a leading designer, manufacturer and provider of enterprise energy management systems for energy suppliers, service providers and energy consumers to optimize the delivery, measurement, and consumption of electricity and electrically powered equipment and systems. The transaction will significantly expand Schneider Electric's capabilities in the growing power monitoring and energy efficiency fields.

Since its founding in 1983, Power Measurement has developed a solid reputation as a pioneer in the energy technology space and has a history of developing unique and innovative products to serve their customer needs. The company has won numerous awards including the Frost & Sullivan Award for Product Innovation and the Red Herring Top 100 Innovator awards in 2004. It has achieved a strong growth track record, with an average growth of 18% over the period 1998-2004, and a consistently high operating margin above 19%.

Dave Petratis, Executive Vice President, Schneider Electric North American Operating Division commented, "*This is a transaction focused on growth. The addition of Power Measurement to the Schneider Electric portfolio is a perfect complement to our existing, industry leading power monitoring business. Their focus on supply-side customers and expertise in complementary demand-side offerings allows us to significantly expand our total energy efficiency target market.*"

Brad Forth, President and CEO, Power Measurement added, "*Power Measurement will benefit from Schneider Electric's global reach to expand its market presence and accelerate its launch of intelligent new products. Schneider Electric will benefit from additional technology and expertise in energy management applications. Schneider's staff is extremely accomplished and we are going to make a great team.*"

Power Measurement operates out of two facilities in Victoria, British Columbia which will be maintained by Schneider Electric. The companies have received all required regulatory approvals for the transaction.

About Power Measurement Inc.

PMI's sophisticated metering devices, software and services enable energy suppliers and consumers to monitor, control, forecast and manage all aspects of energy production and consumption. With 342 employees, PMI derives 58% of its revenues from North America.

(in million $)	2004 Actual	2005 Forecast
Sales	57	70
Organic growth	*19%*	*22%*
EBITA	11	13
As % of sales	*19%*	*19%*

Investor Relations
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89

Contact
Power Measurement Inc.
Brad Forth

Tel. +1 (250) 652-7112

Merlin Gerin
Square D
Telemecanique

Schneider Electric

Press release (p. 2)

About Schneider Electric

Schneider Electric is the world's power and control leader. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric manufactures and markets a comprehensive range of products and services for the residential, buildings, industry, energy and infrastructure markets. Schneider Electric has 85,000 employees worldwide, operations in 130 countries and recorded sales of €10.4 billion in 2004 through the 13,000 sales outlets of its distributors.

Schneider Electric:
Giving the best of the New Electric World
to everyone, everywhere, at any time

Merlin Gerin
Square D
Telemecanique

Investor Relations
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89

Contact
Power Measurement Inc
Brad Forth

Tel. +1 (250) 652-7112

Schneider Electric

Annex 2

Financial Press Release

First-Quarter 2005 Sales
Significant Growth of 6.7%

- **Sustained organic growth of 4.8%**
- **Excellent performance in North America**
- **Lower business volumes in the first-quarter in Western Europe**
- **Continued high growth in emerging countries**
- **Confirmation of full year targets**

Rueil Malmaison, April 20, 2005 – First-Quarter 2005 sales **totaled €2,526 million,** up a significant 6.7% from the year-earlier period on a current structure and exchange rate basis.

Acquisitions (Kavlico and Andover Controls) added €75 million, or 3.2% of growth for the period. The currency effect was less unfavorable than in earlier quarters, at €30 million (-1.3%).

On a constant structure and exchange rate basis, first-quarter sales rose a sustained **4.8%.** The order book shows higher growth, in line with the annual target.

The breakdown by geographical region was as follows:

€ millions	Q1 2005 sales	% Change (constant) quarter	Changes in scope	Currency effect	% change (current) quarter
Europe	1,310	+0.9%	+0.7%	+0.6%	+2.2%
North America	615	+7.0%	+12.1%	-4.8%	+14.3%
Asia-Pacific	404	+4.9%	+0.3%	-2.8%	+2.4%
Rest of the world	197	+28.1%	-	-0.1%	+28.0%
Total	**2,526**	**+4.8%**	**+3.2%**	**-1.3%**	**+6.7%**

Very favorable business trends continued in North America, where first-quarter sales were much higher than expected. Sales in Western Europe were dampened by a significantly lower number of business days compared with the year-earlier period. This shaved 1.2 points off growth in Europe and 0.7 point at the Group level. An opposite effect is anticipated in the second quarter.

The emerging markets maintained a high pace of growth, at around 10% overall, despite very tough prior-year comparatives due to an exceptional growth in 2004. A remarkable increase in the Rest of the World—notably in the Middle East—offset moderate gains in the Asia-Pacific region stemming from business conditions in Japan and the late Chinese New Year.

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

ISIN: FR0000121972

Financial Press Release (p. 2)

In **Europe**, sales rose **2.1%** excluding the business day effect. Reported growth came to **0.9%.**

Performance in Western Europe was mixed. In France and Italy, sales were affected by weak investment spending, which led to lower medium-voltage project volumes. Sales growth was stronger in Spain and the United Kingdom, thanks to relatively high investment in buildings and infrastructure.

Growth in Eastern Europe was limited early in the year by a particularly demanding basis of comparison. Nonetheless, sales trends remain positive.

In **North America**, buoyant demand and effective sales actions drove an excellent performance, with a **7.0%** increase in sales. Industrial spending is continuing to recover, while services—especially in energy management—are enjoying strong growth.

In the **Asia-Pacific** region, sales rose a moderate **4.9%.** Sales declined in Japan in an unfavorable economic environment. In the rest of Asia, growth was close to 10%, as forecast. Because the Chinese New Year fell later in 2005, demand was low virtually to the end of February and did not pick up until March. The outlook is still very encouraging.

In the **Rest of the World,** Schneider Electric again turned in a remarkable performance thanks to the quality of its local operations. Sales surged **28.1%** over the period. Growth was strong in the Middle East, fueled by active infrastructure investment, and exceeded 20% in South America.

****

Commenting on the results, Henri Lachmann, Chairman and Chief Executive Officer, noted that: *"Schneider Electric achieved sustained sales growth in the first quarter, despite the impact of seasonal factors. Thanks to our wide-ranging geographic and business positions and effective measures to promote growth, we continue to benefit from the buoyant economic environment. Driven by the significant increase in sales and ongoing impact of our productivity plans, growth in first-quarter operating income is in line with our annual objective. As a result, we confirm our full-year targets of 5% to 6% organic growth and a 10% increase in operating income."*

****

Half-year financial results and second quarter sales data will be presented on July 29, 2005.

Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 85,000 employees and operations in 130 countries, Schneider Electric generated sales of €10.4 billion in 2004 through the 13,000 outlets of its distributors.

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet
Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine
Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46